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SECURIT   SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *33854*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2004   AND ENDING   December 31, 2004

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

Second Floor - 8525 East Orchard Road

                             (No. and Street)

Greenwood Village, CO 80111

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Brian Elder   (303) 737-4344

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

            Deloitte & Touche LLP

                 (Name – *if individual. state last. first. middle name*)

| Suite 3600 | 555 Seventeenth Street | Denver, CO | 80202-3942 |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Glen R. Derback_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____GWFS Equities, Inc._____ , as
of _____December 31,_____ , 20 04 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Treasurer
_____

BOBBI HANKINS
Notary Public
State of Colorado
My Commission Expires 05/13/2007

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWFS Equities, Inc.
(A wholly-owned subsidiary
of BenefitsCorp, Inc.)

(SEC I.D. No. 8-33854)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2004 and
Independent Auditors' Report and Supplemental
Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)
TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado:

We have audited the following financial statements of GWFS Equities, Inc. (the Company), a wholly-owned subsidiary of BenefitsCorp, Inc., as of and for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1

Member of
Deloitte Touche Tohmatsu

In our opinion, such financial statements present fairly, in all material respects, the financial position of GWFS Equities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of GWFS Equities, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Denver, Colorado
February 25, 2005

2

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

	2004
ASSETS	
CURRENT ASSETS:	
Cash	$ 8,778,596
Securities commissions receivable	11,751,077
Other assets	375,817
TOTAL	$ 20,905,490
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accrued expenses and other liabilities	$ 239,016
Due to affiliates	17,098,178
Total current liabilities	17,337,194
STOCKHOLDER'S EQUITY (Note 3):	
Common stock, no par value; 10,000 shares	
Authorized; 4,000 shares	
issued and outstanding	2,200,000
Contributed capital	1,015,000
Retained earnings	353,296
Total stockholder's equity	3,568,296
TOTAL	$ 20,905,490

See notes to financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
REVENUES:	
Securities commissions	$ 42,775,442
Marketing and communication fees	1,601,296
Interest income	68,574
Total revenues	44,445,312
EXPENSES:	
Service level agreement expense	42,661,943
General and administrative	1,783,369
Total expenses	44,445,312
NET INCOME	$ 0

See notes to financial statements.

4

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Contributed | Retained | |
	Shares	Amount	Capital	Earnings	Total
BALANCE, JANUARY 1, 2004	4,000	$ 2,200,000	$ 1,015,000	$ 353,296	$ 3,568,296
Net income				0	0
BALANCE, DECEMBER 31, 2004	4,000	$ 2,200,000	$ 1,015,000	$ 353,296	$ 3,568,296

See notes to financial statements.

5

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
OPERATING ACTIVITIES:	
Net income	$ 0
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due to affiliates	13,957,116
Securities commissions receivable	(11,751,077)
Accrued expenses and other liabilities	(133,302)
Other assets	45,220
Net cash provided by operating activities	2,117,957
NET INCREASE IN CASH	2,117,957
CASH - beginning of year	6,660,639
CASH - end of year	$ 8,778,596

See notes to financial statements.

6

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION

    Organization – GWFS Equities, Inc. (the Company) is a wholly-owned subsidiary of
    BenefitsCorp, Inc. (BCI), which is a wholly-owned subsidiary of Great-West Life &
    Annuity Insurance Company (GWL&A), an insurance company domiciled in Colorado.
    GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company.

    The Company provides communication and marketing services for financial products to
    group retirement plans and to individuals. The Company acts as a non-clearing
    broker/dealer and is exempt from the provisions of Rule 15c3-3 of the Securities and
    Exchange Commission, in that the Company's activities are limited to those set forth in
    the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

    The Company pays fees to certain affiliates for developing, negotiating and completing
    contracts in the form of service level agreement expense. In addition, the Company has
    in place an administrative services agreement with GWL&A, pursuant to which GWL&A
    assumes responsibility for payment of expenses on behalf of the company. The expenses
    assumed are net of fees paid to affiliates. Due to affiliates represents non-interest bearing
    amounts, which are due upon demand. Accordingly, the accompanying financial
    statements are not necessarily indicative of the conditions that would exist or the results
    of operations that would prevail if the Company were operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

    Use of Estimates - The preparation of financial statements in conformity with accounting
    principles generally accepted in the United States of America requires management to
    make estimates and assumptions that affect the reported amounts of assets and liabilities
    and disclosure of contingent assets and liabilities at the date of the financial statements
    and the reported amounts of revenues and expenses during the reporting period. Actual
    results could differ from those estimates.

    Cash - Cash includes only amounts in demand deposit accounts.

Income Taxes - The Company is included in a consolidated income tax return filed by GWL&A Financial Inc. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered.

Securities Commissions - Commissions are recognized on a trade-date basis as securities transactions occur. Related service level agreement expense is recognized as commissions are recognized.

Marketing and Communication - Revenue is recognized as earned.

3. STATUTORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and the rule prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2004, the Company had net capital of $3,568,296, which was $2,412,484 in excess of its required net capital of $1,155,812. Aggregate indebtedness at December 31, 2004 was $17,337,194 and the ratio of aggregate indebtedness to net capital was 4.86 to 1.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

TOTAL STOCKHOLDER'S EQUITY	$ 3,568,296
DEDUCT NON-ALLOWABLE ASSETS:	0
NET CAPITAL	$ 3,568,296
AGGREGATE INDEBTEDNESS	$ 17,337,194
MINIMUM NET CAPITAL REQUIRED	$ 1,155,812
EXCESS NET CAPITAL	$ 2,412,484
EXCESS NET CAPITAL AT 1,000%	$ 1,834,577
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.86:1

There were no material differences between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by GWFS Equities, Inc. in the unaudited revised Form X-17a-5 Part IIA as of December 31, 2004, filed on February 25, 2005.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
of GWFS Equities, Inc.:

In planning and performing our audit of the financial statements of GWFS Equities, Inc. (the Company), a wholly-owned subsidiary of BenefitsCorp, Inc., for the year ended December 31, 2004 (on which we have issued our report dated February 25, 2005) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2005